

12013280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Capital Management *(DBA)*
Hollencrest Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle   Suite 500

OFFICIAL USE ONLY
FIRM I.D. NO.

                                        (No. and Street)

Newport Beach   California   92660
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Pellizzon   (949) 737-7700
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                        (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Peter Pellizzon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hollencrest Capital Management_____ , as of _____December 31_____, 20 11 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on
this 31st day of January, 2012, by Peter J. Pellizzon
who proved to me on the basis of satisfactory
evidences to be the person who appeared before
me.

_____
Notary Public

_____
Signature

Managing Member · CCO · COO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Hollencrest Securities, LLC:

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Hollencrest Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	4,394
Receivable from clearing organizations		1,114,890
Deposit with clearing organization		100,000
Marketable securities, at market value		2,296,513
Loan receivable - employee		6,698
Receivable from affiliate		18,650
Property and equipment, net		29,111
Receivable - other		104,751
Receivable from customer		148,716
Prepaid expense		149,550
Total assets	$	3,973,273

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	79,974
Commissions payable		35,821
Deferred rent		9,994
Pension payable		143,200
Deferred income		2,722,295
Total liabilities		2,991,284

Commitments and contingencies

Members' equity

Members' equity		981,989
Total members' equity		981,989
Total liabilities and members' equity	$	3,973,273

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues

Commissions	$	1,728,960
Financial advisory and management fees		3,232,684
Consulting income		507,782
Net dealer inventory and investment gain (losses)		(250)
Interest & dividend income		165,738
Other income		469,987
Total revenues		6,104,901

Expenses

Employee compensation and benefits	1,421,202
Commission expense	527,842
Communications	395,872
Professional fees	171,701
Occupancy expense	402,451
Taxes, licenses and fees other than income taxes	38,042
Other operating expenses	486,405
Total expenses	3,443,515
Net income (loss) before income tax provision	2,661,386
Income tax provision	12,590
Net income (loss)	$ 2,648,796

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Members' Equity
Balance at December 31, 2010	$ 1,386,584
Member's distributions	(3,053,391)
Net income (loss)	2,648,796
Balance at December 31, 2011	$ 981,989

Hollencrest Securities, LLC
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ -
Increase:	-
Decrease:	-
Balance at December 31, 2011	$ -

Hollencrest Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:

Net income (loss)		$ 2,648,796
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 24,975	
(Increase) decrease in assets:		
Receivable from clearing organizations	10,334	
Marketable securities, at market value	(2,296,513)	
Loan receivable - employee	2,679	
Receivable from affiliate	4,763	
Receivable - other	(88,631)	
Receivable from customer	7,522	
Prepaid expense	15,274	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	12,213	
Commissions payable	11,751	
Deferred rent	(4,996)	
Pension payable	(25,148)	
Deferred income	2,722,295	
Total adjustments		396,518
Net cash provided by (used in) operating activities		3,045,314
Cash flow from investing activities:		
Purchase of property and equipment	(15,874)	
Net cash provided by (used in) in investing activities		(15,874)
Cash flow from financing activities:		
Capital distributions	(3,053,391)	
Net cash provided by (used in) financing activities		(3,053,391)
Net increase (decrease) in cash		(23,951)
Cash at beginning of year		28,345
Cash at end of year		$ 4,394

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	12,590

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA"), a broker/dealer and Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a member of the the National Futures Association ("NFA") and a member with the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker with Commodity Futures Trading Commission ("CFTC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trust, institutional, and corporate clients. The Company provides retail brokerage services, selling corporate equity and debt, OTC, municipals, and variable life insurance securities; as well as proprietary trading of securities for its own account. The Company also provides investment advisory services; and effects transactions in commodities and commodity futures as broker for others.

The Company has a limited number of clients, two of which contributed approximately 9% of the Company's revenue for the year ended December 31, 2011.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organizations represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Revenues from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company.

Marketing costs are expensed as incurred. For the year ended December 31, 2011, the Company charged $23,397, to other operating expenses for marketing costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 23, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2011, the receivable from clearing organizations of $1,114,890 is pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a clearing agreement with JP Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was $100,000.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of money market funds and investments in closed ended funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. At December 31, 2011, these securities are carried at their fair market value of $2,296,513.

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	213,646	7
Computer equipment		336,426	3
Office equipment		53,100	5
Software		56,680	3
Total cost of property and equipment		659,852	
Less: accumulated depreciation		(630,741)	
Property and equipment, net	$	29,111	

Note 5: PROPERTY AND EQUIPMENT, NET
(Continued)

Depreciation expense for the year ended December 31, 2011 was $24,975.

Note 6: INCOME TAXES

As discussed in Note 1, the Company, with the consent of its members, has elected to be a California Limited Liability Company which is treated as a partnership for federal income tax purposes. California treats the Company in a similar manner; however, the Company is subject to a limited liability company gross receipts tax and a minimum franchise tax. As of December 31, 2011, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		11,790
Total income tax provision	$	12,590

Note 7: LOAN RECEIVABLE - EMPLOYEE

In September 2009, the Company loaned an employee $13,061. The loan is uncollateralized and is being repaid over 5 years, at an interest rate of 1% per annum. The outstanding balance of the loan at December 31, 2011, was $6,698.

Note 8: DEFERRED INCOME

During the year ended December 31, 2011, the Company closed a Corporate Owned Life Insurance ("COLI") transaction that netted a $2,722,295 commission for the Company. The COLI transaction has a specific earn out period, during which a chargeback provision of up to 100% exists within the first 12 months. The Company will recognize the COLI commission revenue annually as the chargeback provision is reduced over the next four years.

Note 9: RELATED PARTY TRANSACTIONS

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as investment advisor to the Fund.

Note 9: RELATED PARTY TRANSACTIONS
(Continued)

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2011, the Company earned $243,314 in commissions and management fees from this relationship.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management. The total employer contribution for the year ended December 31, 2011, was $125,222.

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2011, the Company made contributions of $17,978.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

In October of 2007, the Company exercised an option to extend its office lease for five (5) years. This lease term commenced on January 1, 2008 and expires on December 31, 2012. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Note 12: COMMITMENTS AND CONTINGENCIES (Continued)

At December 31, 2011, the minimum annual payments are as follows:

Year Ending December 31,

2012	$	279,821
2013 & thereafter		-
	$	279,821

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $429,833 which was $230,414 in excess of its required net capital of $199,419; and the Company's ratio of aggregate indebtedness ($2,991,284) to net capital was 6.96 to 1, which is less than the 15 to 1 maximum allowed.

Hollencrest Securities, LLC
Notes to Financial Statements
December 31, 2011
Note 15: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $42,882 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 386,951
Adjustments:		
Haircuts & undue concentration	$ 42,882	
Total adjustments		42,882
Net capital per audited statements		$ 429,833

Hollencrest Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital

Members' equity		$ 981,989	
Total members' equity			$ 981,989
Less: Non-allowable assets			
Loan receivable - employee		(6,698)	
Receivable from affiliate		(18,650)	
Property and equipment, net		(29,111)	
Receivable - other		(104,751)	
Receivable from customer		(148,716)	
Prepaid expense		(149,550)	
Total non-allowable assets			(457,476)
Net capital before haircuts			524,513
Less: Haircuts on securities			
Haircut on marketable securities		(56,250)	
Haircut on money markets		(38,430)	
Total haircuts on securities			(94,680)
Net Capital			429,833

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 199,419		
Minimum dollar net capital required	$ 100,000		
Net capital required (greater of above)			(199,419)
Excess net capital			$ 230,414
Ratio of aggregate indebtedness to net capital		6.96 : 1	

There was a difference of $42,882 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011 (See Note 15).

Hollencrest Securities, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Hollencrest Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Hollencrest Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Hollencrest Securities, LLC:

In planning and performing our audit of the financial statements of Hollencrest Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE   *i*   *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

Hollencrest Securities, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hollencrest Securities, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Hollencrest Securities, LLC ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Hollencrest Securities, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

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Hollencrest Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2011

	Amount
Total assessment	$ 12,985
SIPC-6 general assessment Payment made on July 28, 2011	(6,882)
SIPC-7 general assessment Payment made on January 31, 2012	(6,103)
Total assessment balance (overpayment carried forward)	$ -